Filed by Exelixis, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
            Deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934

                                           Subject Company: Genomica Corporation

                                                  Commission File No.: 000-31637




                             SOURCE: EXELIXIS, INC.

                            Wednesday January 2, 2002

                                  Press Release

Contact:
-------

Exelixis,  Inc.
Glen  Sato
Chief  Financial  Officer
(650)  837-7565

              EXELIXIS ANNOUNCES CLOSING OF GENOMICA EXCHANGE OFFER

    - Genomica Stockholders Tender in Excess of 90% of Shares Outstanding as of
                               December 28, 2001 -

SOUTH SAN FRANCISCO, CA - January 2, 2002 -- Exelixis, Inc. (Nasdaq: EXEL) today announced the closing of the exchange offer for shares of Genomica Corporation (Nasdaq: GNOM). The final exchange ratio of shares of Genomica common stock will result in conversion of each share of Genomica common stock into 0.28309 shares of Exelixis common stock. The exchange offer expired as scheduled at midnight on December 28, 2001.

Based on information provided by the exchange agent for the Exelixis exchange offer, approximately 23,026,086 shares of Genomica common stock were validly tendered during the offering period, including 8,748,708 shares that were subject to notices of guaranteed delivery. This total represents approximately 94.41% of the total outstanding shares of Genomica common stock.

Before the end of January 2002, Exelixis expects to initiate a merger in which Exelixis will acquire, at the same 0.28309 exchange ratio, the remaining shares of Genomica common stock not previously acquired in the exchange offer. Exelixis expects to complete the merger before the end of February 2002. A total of approximately 6,904,452 shares of Exelixis common stock will be issued for all of the outstanding shares of Genomica. Following the filing of the certificate of merger, Genomica will continue to exist as a wholly owned subsidiary of Exelixis.

The final exchange ratio of Exelixis common stock for outstanding shares of Genomica common stock was determined by the following formula: (a) $110 million divided by 24,460,254 (which represents the sum of the number of shares of Genomica common stock and preferred stock outstanding plus the number of shares of Genomica common stock issuable upon the exercise of all outstanding stock options and warrants with a per share exercise price of $5.00 or less) divided by (b) $15.88556 (which was the average closing sales price of Exelixis common stock on the Nasdaq National Market for the 18 trading-day period ending December 26, 2001).


ABOUT  EXELIXIS
Exelixis, Inc. is a leading worldwide genomics-based drug discovery company focused on product development through its expertise in comparative genomics and model system genetics. An outstanding team of company scientists has developed multiple fungal, nematode, insect, plant and vertebrate genetic systems. Exelixis' proprietary model systems and comparative genomics technologies address gene function by using biologically relevant functional genomics information very early on in the process to rapidly, efficiently and cost-effectively translate sequence data to knowledge about the function of genes and the proteins that they encode. The company has a significant internal cancer discovery and drug development program, through which a number of compounds are expected to complete screening by the end of the year. Exelixis believes that its technology is broadly applicable to all life science industries, including pharmaceutical, diagnostic, agricultural biotechnology and animal health and the company has active collaborations with Aventis CropScience, Bayer, Bristol-Myers Squibb, Elan Pharmaceuticals, Pharmacia, Protein Design Labs, Scios and Dow AgroSciences, and is building its internal development program in the area of oncology. For more information, please visit the Exelixis' web site at http://www.Exelixis.com/.
                               ------------------------


ADDITIONAL  INFORMATION
Genomica stockholders who did not tender their shares in the exchange offer are urged to carefully read the Preliminary Prospectus and the Solicitation/Recommendation statement previously filed with the SEC and any and all amendments thereto.

The information provided in this press release contains forward-looking statements regarding Exelixis' proposed acquisition of Genomica that involve risks and uncertainties, including statements regarding the timing of the transaction and the delivery of shares for which notice of guaranteed delivery has been received. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of Genomica on a timely basis, if at all, and the other risks detailed from time to time in its periodic reports filed with the Securities and Exchange Commission, including but not limited to Exelixis' report on Form 10-K for the fiscal year ended December 31, 2000 and its other reports filed with the SEC from time to time. The information in this press release is current as of its release date. Exelixis assumes no responsibility to update the information.

Exelixis  and the Exelixis logo are registered U.S. trademarks of Exelixis, Inc.